December 7, 2011

Via EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
DealerTrack Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Form 8-K Filed May 25, 2011
Form 8-K Filed October 6, 2011
File No. 000-51653

Dear Mr. Gilmore:

I am writing with respect to the comment letter from the staff of the U.S. Securities and Exchange Commission to DealerTrack Holdings, Inc. (the "Company") dated December 1, 2011. Per the telephone conversation on December 7, 2011, between Jennifer Fugario, SEC Staff Accountant, and Scott Lesmes of O’Melveny & Myers LLP, the Company intends to respond to the comment letter on or before December 20, 2011.  If you have any questions, please contact me at 516-734-3822.

Sincerely,

/s/ Gary Papilsky

Gary Papilsky
General Counsel
DealerTrack Holdings, Inc.